02048909

Executed Copy

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUL 15 2002
1086

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

Commission File number: 1-13207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nokia Retirement Savings and Investment Plan
Nokia Holding, Inc.
6000 Connection Drive
Irving, Texas 75039

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nokia Corporation
Keilalahdentie 4, P.O. Box 226
FIN-00045 NOKIA GROUP
Espoo, Finland

Nokia Retirement Savings and Investment Plan

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

NOKIA RETIREMENT SAVINGS AND INVESTMENT PLAN (AS AMENDED AND RESTATED 2001)

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000 AND
FOR THE YEAR ENDED DECEMBER 31, 2001

NOKIA RETIREMENT SAVINGS AND INVESTMENT PLAN (AS AMENDED AND RESTATED 2001)

INDEX

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Accountants

To the Participants and Administrator
Nokia Retirement Savings and Investment Plan (As Amended and Restated 2001):

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Nokia Retirement Savings and Investment Plan (as Amended and Restated 2001) (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

July 12, 2002

NOKIA RETIREMENT SAVINGS AND INVESTMENT PLAN (AS AMENDED AND RESTATED 2001)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Investments, at fair value	$230,080,168	$247,422,158
Participant loans	9,452,976	9,408,696
	239,533,144	256,830,854
Receivables:		
Employer contributions	10,013,828	8,665,835
Participant contributions	830,723	740,700
	10,844,551	9,406,535
LIABILITIES		
Accrued expenses	62,026	190,372
Net assets available for benefits	$250,315,669	$266,047,017

The accompanying notes are an integral part of these financial statements.

NOKIA RETIREMENT SAVINGS AND INVESTMENT PLAN (AS AMENDED AND RESTATED 2001)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001

Additions to net assets attributed to:	
Investment income:	
Dividend and interest income	$ 2,257,628
	2,257,628
Contributions:	
Employer	34,944,264
Participant	37,301,045
Rollovers	4,011,899
Transfer from other plan (Note 1)	1,978,697
	78,235,905
Total additions	80,493,533
Deductions from net assets attributed to:	
Net depreciation in fair value of investments	(81,273,252)
Benefit payments and withdrawals	(14,277,789)
Administrative expenses	(673,840)
Total deductions	(96,224,881)
Net decrease	(15,731,348)
Net assets available for benefits:	
Beginning of year	266,047,017
End of year	$ 250,315,669

The accompanying notes are an integral part of these financial statements.

NOKIA RETIREMENT SAVINGS AND INVESTMENT PLAN (AS AMENDED AND RESTATED 2001)

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Nokia Retirement Savings and Investment Plan (as Amended and Restated 2001) (the "Plan") provides only general information. More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the summary plan description, which has been distributed to all Plan participants, and also in the Plan document, which is available to all Plan participants upon request.

- The Plan is a defined contribution plan that covers eligible employees of Nokia Inc. (the "Company" or "Nokia"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

- The Plan administrator, Nokia, retains responsibility for oversight of the Plan and the Plan's day-to-day administration.

- Effective January 1, 2001, the Plan was amended and restated. The amended and restated plan incorporated the following changes:

  - The name of the Plan was changed from Nokia Retirement Savings and Investment Plan to Nokia Retirement Savings and Investment Plan (As Amended and Restated 2001).

  - All previous approved amendments pertaining to acquisitions were incorporated.

  - Incorporation of the previously approved amendment to change the annual retirement contribution percentage to 2% of eligible earnings.

  - Retirement contributions (discretionary contributions) are to follow the participant's investments elections at the time of contribution versus previously when 100% of the contribution was invested in the Nokia Stock Fund and was restricted for 24 months.

  - The specification of an "earnings year" for discrimination testing.

  - The provision for an appeals process.

- As a result of the Company's acquisition of Amber Networks, the Amber Networks, Inc. 401(k) Profit Sharing Plan was merged into the Plan effective November 6, 2001. The Plan received $1,978,697 of assets from Amber as a result of the merger.

- Employees are eligible to participate in the Plan after completing one hour of service and attaining age 18; however, individuals identified as interns and cooperatives in the payroll system are not eligible to participate in the Plan.

- Participant contributions are matched by the Company at the rate of one dollar per dollar up to 6% of the participants' eligible earnings.

- Each participant's account is credited with the participant's voluntary contributions, the Company's matching and discretionary contributions and Plan earnings.

- Plan earnings are credited to a participant's account at the rate attributable to the participant's specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan's 401(k) committee.

- Participants may determine their own investment mix in relation to their particular accounts. Participants have the following core investment options: Nokia Stock Fund, American Express Trust Income Fund III, PIMCo Total Return Fund, Dreyfus Emerging Leaders Fund, Invesco Total Return Fund, SSgA S&P 500 Index Fund, Templeton Foreign Fund as well as a mutual fund window comprised of approximately 45 various funds.

- Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement.

- Participants vest in employer contributions as follows:

Number of Years of Service	Vested Percentage
Less than 1 year	0%
1 full year	25%
2 full years	50%
3 full years	75%
4 or more full years	100%

- Upon termination of employment for reasons other than disability or death, participants' benefits will be payable as follows (subject to spouses' rights, if any):

  - A participant who was a member of the Plan on December 31, 1988, and the value of whose vested account is more than $5,000, may elect to have benefits paid in a lump-sum payment or as an immediate or deferred annuity.

  - A participant who became a member of the Plan after December 31, 1988, and the value of whose vested account is more than $5,000, may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan up to age 70 ½.

  - A participant who has a vested account balance of $5,000 or less will automatically be paid in a lump-sum payment.

  - Amounts of Company contributions forfeited by participants are maintained separately by the Plan to pay administration fees and certain investment charges. At December 31, 2001 and 2000, the Plan contained $296,024 and $449,271, respectively, as a result of participant forfeitures.

- At December 31, 2001 and 2000, the Plan's participant balances included $19,709 and $51,903, respectively, which the participants elected to withdraw prior to year-end, but did not receive a distribution until after year-end.

2. PLAN TERMINATION

While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA. In the event of Plan termination participants will become 100% vested in their accounts.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements of the Plan are presented on the accrual basis of accounting, except for benefits paid to participants, which are recorded when paid.

Investment valuation and income recognition

Investments in securities are valued at quoted market prices on the last business day of the year. Investments in the Nokia Stock Fund are valued at the quoted market prices on the last business day of the year plus cash held in the fund, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities is based on the first-in, first-out method. Dividend income is recorded on the ex-dividend date. Interest income is recognized on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Gains and losses on disposition of assets are determined using historical average cost.

Plan expenses

Expenses incurred by the Plan for audit fees, certain administration fees and certain investment charges are paid by the Plan. All other operating expenses of the Plan are paid by the Company.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. INVESTMENTS

Investments that individually represent 5% or more of the Plan's net assets, at fair value as of December 31, 2001 and 2000:

	2001	2000
Nokia Stock Fund	$ 124,995,482	$ 169,379,994
American Express Income Fund III	24,448,572	12,905,454
American Express Growth Y Fund	13,381,961	18,251,984

During 2001, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $81,273,252 as follows:

Nokia Stock Fund	$ (69,998,133)
Mutual funds	(11,310,857)
Other	35,738
	$ (81,273,252)

5. TAX STATUS

The Internal Revenue Service has ruled, in a favorable determination letter dated November 11, 1998, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Participant contributions take the form of before-tax contributions and are deferred from federal income taxes. The Plan does not allow for voluntary after-tax contributions for employees working in the United States. Voluntary after-tax contributions are permitted with respect to those participants who are working outside the United States on temporary assignments.

6. NONPARTICIPANT-DIRECTED INVESTMENTS

During 2000, the Company contributed 2.0% of the aggregate eligible compensation of each eligible participant to the Plan as a retirement contribution which totaled $8,185,267. During that year, the Company's retirement contribution was used to purchase shares of the Nokia Stock Fund, which at December 31, 2000 had a balance of $169,379,994. In 2000, the retirement contribution was designated per the Plan document to remain invested in the Nokia Stock Fund for a period of two years following the date of the contribution. To be eligible for the retirement contribution, an employee must have been actively employed at year-end and must have completed at least 1,000 hours of service during the year. See Note 1 for changes to the Plan regarding retirement contributions in 2001.

NOKIA RETIREMENT SAVINGS AND INVESTMENT PLAN (AS AMENDED AND RESTATED 2001)

NOTES TO FINANCIAL STATEMENTS

7. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan's investments and accounts receivable.

Management maintains the Plan's investments offerings with what management believes to be high credit quality financial institutions and attempts to limit the amount of credit exposure to any one particular investment. At December 31, 2001, approximately 47% of the Plan's assets are invested in the Nokia Stock Fund.

8. RELATED PARTY TRANSACTIONS

The Plan sold approximately $1,100,000 and $12,500,000 of the Nokia Stock Fund in 2001 and 2000, respectively. In addition, contributions used to purchase the Nokia Stock Fund by the Plan were approximately $33,200,000 and $41,800,000 in 2001 and 2000, respectively. The Nokia Stock Fund is comprised of Nokia American Depository Shares and cash. Shares of Nokia American Depository Shares were bought/sold in the open market at quoted fair market values at the date of purchase/sale.

SUPPLEMENTAL SCHEDULE

NOKIA RETIREMENT SAVINGS AND INVESTMENT PLAN (AS AMENDED AND RESTATED 2001)

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD AT END OF YEAR

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
AIM Blue Chip Fund	Mutual fund	$ 268,508
American Balanced Fund	Mutual fund	962,354
American Century Value Investors Fund	Mutual fund	281,793
American Century Income & Growth Investors Fund	Mutual fund	210,877
American EuroPacific Growth Fund	Mutual fund	229,620
American Fundamental Investors	Mutual fund	157,413
American Washington Mutual Fund	Mutual fund	288,944
American Express Growth Y Fund	Mutual fund	13,381,961
American Express Trust Income Fund III	Mutual fund	24,448,572
American Express Growth Y Fund	Mutual fund	7,011,861
Baron Asset Fund	Mutual fund	4,498,514
Baron Growth Fund	Mutual fund	290,046
Berger Small Cap Value Fund	Mutual fund	691,794
Clearing account	Money market	407,620
Dreyfus Founders Balanced Fund	Mutual fund	4,693,270
Dreyfus Founders Discovery Fund	Mutual fund	576,257
Dreyfus Emerging Leaders Fund	Mutual fund	4,379,255
Federated Growth Strategies Fund	Mutual fund	26,252
Federated Stock Fund	Mutual fund	57,133
Fidelity Diversified International Fund	Mutual fund	214,763
Fidelity Dividend Growth Fund	Mutual fund	1,259,048
Fidelity Value Fund	Mutual fund	613,517
Hewitt Service Trust Money Market Fund	Money market	84,357
Growth Fund of America	Mutual fund	1,044,809
Invesco Energy Fund	Mutual fund	407,578
Invesco Financial Services Fund	Mutual fund	343,213
Invesco Health Sciences Fund	Mutual fund	816,274
Invesco Realty Estate Opportunity Fund	Mutual fund	57,888
Invesco Technology II Fund	Mutual fund	1,021,769
Invesco Utilities Fund	Mutual fund	70,544
Invesco Dynamics Fund	Mutual fund	477,022
Invesco Small Company Growth	Mutual fund	273,007
Invesco Total Return Fund	Mutual fund	7,518,238
Janus Balanced Fund	Mutual fund	586,035
Janus Fund	Mutual fund	841,240
Janus Overseas Fund	Mutual fund	461,685
Janus Twenty Fund	Mutual fund	965,882
Janus Worldwide Fund	Mutual fund	457,289

NOKIA RETIREMENT SAVINGS AND INVESTMENT PLAN (AS AMENDED AND RESTATED 2001)

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS HELD AT END OF YEAR

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Kemper Dreman High Return Fund	Mutual fund	497,429
MFS Capital Opportunities Fund	Mutual fund	229,861
MFS Massachusetts Growth Investors Fund	Mutual fund	553,812
MFS New Discovery Fund	Mutual fund	148,809
Nokia Stock Fund*	Stock fund	124,995,482
Nueberger Berman Genesis Fund	Mutual fund	661,430
PIMCo Total Return Fund	Mutual fund	6,289,276
PIMCo Small Cap Value	Mutual fund	406,927
Putnam Europe Growth A Fund	Mutual fund	32,556
Scudder Latin America Fund	Mutual fund	37,415
Sound Shore Fund	Mutual fund	95,844
SSgA Emerging Markets A Fund	Mutual fund	38,862
SSgA S&P 500 Index Fund	Mutual fund	7,845,038
SSgA Small Cap Fund	Mutual fund	10,766
Templeton Foreign Fund	Mutual fund	7,704,053
Turner Small Cap Growth Fund	Mutual fund	156,406
Participant loans	Interest rates varying between 7% and 10%; fully amortized payment schedules	9,452,976
		$ 239,533,144

* Party in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Nokia Retirement Savings and Investment Plan

Date: July 15, 2002

By: ____________________

Name: Jose A. Martinez

Title: Plan Administrator

INDEX TO EXHIBITS

Exhibit 23

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 754 7900

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-12366) of Nokia Corporation of our report dated July 12, 2002 relating to the financial statements of the Nokia Retirement Savings and Investment Plan (As Amended and Restated 2001), which appears in this Form 11-K.

PricewaterhouseCoopers LLP

July 15, 2002